Mail Stop 4561

October 30, 2008

J. Michael Parks
Chief Executive Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

> **Re: Alliance Data Systems Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Definitive Proxy Statement Filed April 24, 2008**
> **File No. 001-15749**

Dear Mr. Parks:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 32

Discussion of Critical Accounting Policies, page 36

1.   We note your disclosure surrounding what management considers the most critical accounting policies and estimates with respect to the securitization of credit card receivables on your page 36 and within footnote 8 to the consolidated

financial statements. Tell us what consideration management gave to disclosing estimates and assumptions used to ascribe a fair value to the spread deposits, seller's interest and implicit forward contract as these elements of the securitization process. Additionally, tell us what consideration you gave to disclosing the prepayment risk for the I/O strip within footnote 8. We refer you paragraph 346 in Appendix C to SFAS 140.

Results of Operations, page 40

2.   We note your use of "Operating expenses", which excludes stock compensation expense, depreciation, amortization expense, impairment charges, merger and other costs, within your period to period results of operations. This label is similar to that used on the face of the Consolidated Statements of Income. Please note that Item 10(e)(ii)(E) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. In this regard, revise future filings to comply with this Item or tell us why you believe the presentation is appropriate.

3.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 41 addressing the increase in credit services revenue. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please refer to Section III.D of SEC Release No. 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Liquidity and Capital Resources, page 48

4.   We note your inclusion of the non-GAAP financial measures of "Cash provided by operating activities before changes in credit card portfolio activity and merchant settlement activity" in your filing. Tell us the consideration given to including an explanation of the usefulness of this non-GAAP liquidity measures in accordance with the disclosure requirements of Item 10(e)(1)(C) and (D) of Regulation S-K. Ensure that any future uses of non-GAAP measures also include substantive disclosure as provided for in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Further, please tell us whether any of these charges required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner. We refer you to Item 10(e)(ii)(A) of Regulation S-K.

5.   The MD&A discussion of your off-balance sheet transactions does not appear to include all of the information required by Item 303(a)(4) of Regulation S-K. If you are relying on the information provided in Note 8 to your financial

statements, please include a cross-reference in your MD&A section, and ensure that you have integrated the substance of the footnote into the MD&A discussion in a manner designed to inform readers of the significance of the information that is not included within the body of such discussion. See Instruction 5 to Paragraph 303(a)(4).

6.   We note your risk factor disclosure regarding World Financial Network National Bank's ability to continue to securitize receivables in light of recent conditions in the securities market. Your liquidity for these transactions appears to be dependent on the use of off-balance sheet financing arrangements. In this regard, tell us what consideration you gave to disclosing factors that are reasonably likely to affect your ability to continue using the WFN Trusts including the impact to your business. We refer you to Sections II.A.1 and 2 in SEC Release No. 33-8056, *Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Item 9A. Controls and Procedures, page 55

Management's Report on Internal Control Over Financial Reporting, page 56

7.   You state that "your internal control over financial reporting was effective as of December 31, 2007." If true, please confirm that this is your management's assessment of the effectiveness of your internal control over financial reporting as of the end of the your most recent fiscal year, as required by Item 308 of Regulation S-K. Please include similar disclosure in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 58

8.   We note your disclosure that revenue derived from BMO Bank of Montreal accounted for more than 10% of your consolidated revenue for fiscal 2007. Please tell us why you have not filed your marketing agreement with BMO Bank of Montreal as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

9.   Tell us what consideration you gave to separately stating costs of revenue on the face of the consolidated statements of income related to each of the five classes of revenue (Transaction, Redemption, Securitization income and finance charges, Database marketing fees and direct marketing services, and Other revenue) presented. We refer you to Rule 5-03(b).2 of Regulation S-X. Indicate whether

any one of the classes would have a larger contribution to gross margins in
comparison to the other classes of revenue.

Consolidated Balance Sheets, page F-5

10.   We note your deferred revenue classification and footnote disclosure. Tell us
        why you have not separated the deferred revenue balance between current and
        non-current liabilities. We refer you to Section A.7 and 8 of Chapter 3 in ARB
        43.

Consolidated Statements of Cash Flows, page F-7

11.   We note that cash flows associated with your increase in credit card receivables
        are classified within cash flows from investing activities on your statements of
        cash flows. Please explain the basis for your classification of this line item within
        investing activities rather than operating activities. Tell us how you considered
        the guidance in SFAS 95.

Note 22. Quarterly Results of Operations (Unaudited), page F-46

12.   Please explain to us how your disclosures comply with Item 302(a)(1) of
        Regulation S-K which requires you to present gross profit within selected
        quarterly financial data.

Exhibits 31.01 and 31.02

13.   We note that you have omitted language from paragraph 4(d) of the certifications.
        The certifications may not be changed in any respect from the language of
        Item 601(b)(31), even if the change would appear to be inconsequential in nature.
        See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will
        conform your disclosures in future filings to the exact language of
        Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to
        your filings on Form 10-Q for the quarters ended June 30, 2008, and March 31,
        2008.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

Note 11. Fair Value of Financial Instruments, page 13

14.   Tell us what consideration you gave to providing the disclosures required by
        paragraph 32(e) of SFAS 157 in your first interim period of fiscal year 2008 for

the Level 3 assets measured on a recurring basis. We refer you to paragraph 39 of the SFAS.

15.   We note your classification of the "Residual interest in securitization trust" as a Level 2 tier for purposes of fair value measurement. Tell us more about the inputs that are either directly or indirectly observable for the asset.

Definitive Proxy Statement Filed April 24, 2008

Compensation Discussion and Analysis, page 21

16.   Notwithstanding your revisions in response to our letters relating to your 2006 executive compensation disclosure, we believe that investors will benefit from a refocusing of your Compensation Discussion and Analysis section. Your Compensation Discussion and Analysis section should provide significantly expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2007. For example, with respect to the Annual Performance-Based Cash Incentive Program, you devote approximately two full pages of disclosure to the mechanics of the program, yet you conclude your discussion with a sole paragraph that sets forth the percentages of target payouts for 2007. Please provide more insightful corresponding analysis of how the application of the predetermined minimum annual corporate financial goals and other factors considered resulted in the specific payouts set forth on page 26 and column (G) of the Summary Compensation Table. We would expect to see a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to the targets, as well as any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels for 2007. See Item 402(b)(1)(v) of Regulation S-K. Similar disclosure should be provided for the payouts made under your long-term equity award program, including stock options, performance-based restricted stock units, and time-based restricted stock units.

Annual Performance-Based Cash Incentive Compensation, page 24

17.   On page 24, you state that your chief executive officer has the discretion to adjust each payout of performance-based cash incentive compensation up or down by up to ten percent from the amount communicated to the executive officer. Footnote 2 to your Summary Compensation Table indicates that the amounts in the bonus column "represent discretionary increases to Non-Equity Incentive Plan Compensation granted to the executive officers by the chief executive officer, in his sole discretion, and with regard to the chief executive officer, discretionary

increases to Non-Equity Incentive Plan Compensation granted by the board of directors, in their sole discretion." Yet, we cannot find any corresponding disclosure that addresses the reasons why Mr. Parks exercised his discretion to adjust upward the non-equity performance-based cash incentive compensation awarded during the last fiscal year. We would expect to see appropriate analysis of the reasons why such adjustments were made and a discussion of the reasons why Mr. Parks deemed the adjustments appropriate in light of the factors he considered in exercising this authority. On a related topic, your CD&A disclosure regarding adjustments to performance-based cash incentive compensation should be revised to clarify that the board of directors, in its sole discretion, can adjust the payout of performance-based cash incentive compensation to your chief executive officer up or down by up to ten percent.

18.   You state that corporate associate engagement is a key factor in determining annual performance-based cash compensation. Please provide a more detailed explanation of how your named executive officers are evaluated for their corporate associate engagement, and how the compensation committee uses these evaluations in determining annual performance-based cash compensation. To the extent that performance in this regard was a factor in making specific payouts, please provide appropriate qualitative and quantitative disclosure.

19.   Certain paragraphs of this section appear to discuss, and solely pertain to, non-named executive officers. Item 402 of Regulation S-K requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers and directors. We are unclear why you have included this disclosure. As an example, see the disclosure in the final two paragraphs on page 26, particularly where you refer to "senior management below the executive level." Please advise.

Long-Term Equity Incentive Compensation, page 27

20.   Notwithstanding your representations in response to comment 11 of our letter dated August 21, 2007, you do not appear to have provided an enhanced analytical discussion of how you determine the various awards of long-term equity incentive compensation. Please explain: (i) the factors you used to determine whether to grant long-term equity incentive compensation to your named executive officers in fiscal 2007, (ii) how you determined the mix of long-term equity incentive compensation granted, and (iii) the amount of each form of long-term equity compensation given to each named executive officer. Refer also to comment 6, above.

Special Awards, page 29

21.   Notwithstanding your representations in response to comment 12 of our letter dated August 21, 2007, you do not appear to have expanded your disclosure to "specify the performance criteria applicable to the special award." If you have omitted this disclosure based on your determination that such disclosure poses a reasonable risk of competitive harm to you, please provide us with a supplemental analysis regarding such determination in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Otherwise, please explain how you determined the number of units granted to each named executive officer and why the committee deemed those amounts appropriate in light of the specific factors it considered in making the awards.

Reasonability of Compensation, page 31

22.   Please describe the standard you used to determine that the total compensation paid to your named executive officers and directors was reasonable and not excessive and the factors that attributed to the disclosed conclusions.

Director Compensation, page 31

23.   Item 402(b) of Regulation S-K pertains to named executive officers, not directors. Please move the Director Compensation section outside of your Compensation Discussion and Analysis.

Director and Executive Officer Compensation, page 33

Equity Incentive Compensation, page 39

24.   Notwithstanding your representations in response to comment 16 of our letter dated August 21, 2007, it does not appear that you have "delete[d] or otherwise revise[d] any repetitive or duplicative disclosure related to the narrative discussion of the compensation tables appearing in this section of the Proxy Statement." The discussion in this section repeats and duplicates disclosure in the Compensation Discussion and Analysis section. Please confirm that your narrative disclosure will be limited to the information necessary to an understanding of the disclosure in the tables, as required by Item 402(e) of Regulation S-K. Please also confirm that you will make similar revisions to the Special Awards section on page 42.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Legal Examiner, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief